

February 23, 2015

<u>Via E-mail</u>
Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
St George's Building
Level 12
2 Ice House Street
Central, Hong Kong

      Re: **Nord Anglia Education, Inc.**
              Form 20-F for Fiscal Year Ended August 31, 2014
              Filed November 19, 2014
              File No. 001-36356

Dear Mr. Fitzmaurice:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terry French for

                        Larry Spirgel
                        Assistant Director